[QUALMAX LETTERHEAD]

                        October 3, 2006

VIA EDGAR AND FACSIMILE

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Re:	New World Brands, Inc.
                Item 4.01 Form 8-K filed September 21, 2006
            File No. 33-91432

Dear Mr. Moran:

Reference is made to the letter dated September 21, 2006 (the “Comment Letter”) addressed to Mr. M. David Kamrat, Chairman and CEO of New World Brands, Inc. (the “Company”), setting forth a comment from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Form 8-K filed by the Company on September 21, 2006 (the “Form 8-K”) with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment is restated below in its entirety, with the response to the comment set forth immediately thereafter. We are also transmitting this letter to you by facsimile.

1.
We have read your disclosures included as part of your Form 8-K filed 9/21/2006 concerning the change of accountants. Please revise your Form 8-K to provide the disclosures required by Item 304 of Regulation S-B. We also note that you are required to provide a letter from the former accountant that notes their agreement with the disclosures you make in accordance with Item 304 of regulation S-B.

The Company did not respond to paragraph (a)(1) of Item 304 of Regulation S-B due to the fact that, as noted in the Form 8-K, the Company’s historical principal independent accountant was not, and to date has not been, dismissed. The Company will file a Form 8-K responding to paragraph (a)(1) of Item 304 of Regulation S-B upon the dismissal of any such accountant. The Company retained a new accountant solely as a result of the consummation by the Company of its transaction with Qualmax, Inc. (“Qualmax”), as disclosed in the Form 8-K (the “Transaction”). As the Company’s business is now the business acquired from Qualmax, the Company will be using Qualmax’s accountant as its principal independent accountant going forward. However, as noted in the Form 8-K, the Company’s historical accountant will not be dismissed until the Company’s Form 10-QSB for the fiscal quarter ended August 31, 2006 has been filed with such accountant’s assistance, and until any questions or comments relating to that filing are addressed and concluded.

In the Form 8-K, the Company has identified the new accountant and the date of engagement of such new accountant, which date corresponds to the date of the consummation of the Transaction. The Company did not provide the other information called for by paragraph (a)(2) of Item 304 of Regulation S-B as the Company did not consult the new accountant regarding any particular accounting, auditing or financial reporting issue nor any matter that was the subject of disagreement with the Company’s historical accountant. As explained above, the engagement of the new accountant was solely a result of the Transaction and the fact that the Company will be engaging in the business acquired from Qualmax going forward.

As the Company’s historical accountant has not been dismissed, and the Company was required to disclose only the name and date of engagement of the new accountant pursuant to paragraph (a)(2) of Item 304 of Regulation S-B, the Company does not believe it was required to provide the “former” accountant with a copy of the disclosures made in response to Item 304 of Regulation S-B or to request that the “former” accountant furnish a letter stating whether it agrees with the statements made by the Company.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (541) 868-2946.

            Very truly yours,

            Ian T. Richardson
            General Counsel